FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                      No                 X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                      No                 X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                      No                 X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2020.

Banco BBVA Argentina S.A. announces Second

Quarter 2020 results

Buenos Aires, August 25, 2020 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q20), ended on June 30, 2020.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2020.

2Q20 Highlights

●

BBVA Argentina’s inflation adjusted net income in 2Q20 was $2.6 billion, 21.9% lower than the $3.3 billion reported in the first quarter of 2020 (1Q20), and 70.1% lower than the $8.6 billion reported in the second quarter of 2019 (2Q19).

●	In 2Q20, BBVA Argentina posted an inflation adjusted average return on assets (ROA) of 1.9% and an inflation adjusted average return on equity (ROE) of 10.9%.

●

In terms of activity, total consolidated financing to the private sector in 2Q20 totaled $250.4 billion, increasing in real terms 5.4% or $12.8 billion compared to 1Q20, and contracting 5.0% or $13.3 billion compared to 2Q19. In the quarter, growth was driven by Other loans (mainly company loans or “Préstamos a Interés Vencido”) and Discounted instruments, increasing 63.2% and 9.0% respectively. BBVA’s consolidated market share of private sector loans was 8.54% as of 2Q20.

●	Total deposits grew 8.0% in real terms during the quarter, and decreased 8.3% in the year. The Bank’s consolidated market share of private deposits was 6.5% as of 2Q20.

●	As of 2Q20, the non-performing loan ratio (NPL) reached 1.56%, with a 269.38% coverage ratio.

●	The accumulated efficiency ratio in 2Q20 was 47.4%, remaining stable compared to 1Q20’s 47.4%.

●

As of 2Q20, BBVA Argentina reached a regulatory capital ratio of 21.9%, entailing a $53.2 billion or 167.6% excess over minimum regulatory requirement. Tier I ratio was 21.2%. Total liquid assets represented 63.8% of the Bank’s total deposits as of 2Q20.

2Q20 Conference Call

Wednesday August 26, 2020, at 12:00 pm Buenos Aires time – (11:00am EST)

To participate, please dial in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (U.S. Toll free)

+ 1-412-317-6373 (International)

Web Phone: LINK

Conference ID: BBVA

Webcast & Replay: LINK

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the transitory exceptions: (i) the record of a prevision for contingencies referred to uncertain fiscal positions required by the BCRA, (ii) the adjustment in valuation established by the B.C.R.A. applied to the valuation of the remaining investment the Bank keeps of Prisma Medios de Pago S.A. (“Prisma”), and (iii) the temporary exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of 1Q20, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2019 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2020.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, and as of July 1, 2019, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Consolidar Seguros S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group B”, without considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2021.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

Quarterly results

Income Statement	BBVA ARG consolidated			Chg (%)		Proforma 2Q20(4)
In millions AR$ except EPS and ADS - Inflation adjusted	2Q20	1Q20	2Q19	QoQ	YoY
Net Interest Income	15,876	17,325	19,157	(8.4%)	(17.1%)	15,177
Net Fee Income	3,109	1,977	2,848	57.3%	9.2%	3,131
Net income from measurement of financial instruments at fair value through P&L	1,016	1,300	3,100	(21.8%)	(67.2%)	1,262
Net loss from write-down of assets at amortized cost and at fair value through OCI	(2,067)	(134)	(54)	n.m	n.m	(2,067)
Foreign exchange and gold gains	1,494	1,304	1,914	14.6%	(21.9%)	1,503
Other operating income	1,142	1,095	6,450	4.3%	(82.3%)	1,168
Loan loss allowances	(2,646)	(1,711)	(2,594)	(54.7%)	(2.0%)	(2,612)
Net operating income	17,925	21,156	30,820	(15.3%)	(41.8%)	17,561
Personnel benefits	(3,966)	(4,678)	(4,756)	15.2%	16.6%	(3,890)
Adminsitrative expenses	(3,831)	(3,783)	(3,548)	(1.3%)	(8.0%)	(3,768)
Depreciation and amortization	(843)	(867)	(696)	2.8%	(21.0%)	(837)
Other operating expenses	(2,585)	(3,525)	(8,944)	26.6%	71.1%	(2,718)
Operating income	6,700	8,303	12,876	(19.3%)	(48.0%)	6,349
Income from associates	188	29	278	n.m	(32.5%)	258
Income from net monetary position	(2,285)	(2,765)	(2,118)	17.4%	(7.8%)	(2,126)
Net income before income tax	4,603	5,567	11,036	(17.3%)	(58.3%)	4,480
Income tax	(2,046)	(2,293)	(2,478)	10.8%	17.4%	(1,945)
Income for the period	2,557	3,274	8,558	(21.9%)	(70.1%)	2,535
Number of common shares outstanding (in thousands)	612,710	612,710	612,660	-	0.0%	612,710
Weighted average number of common shares outstanding (2)(3)	612,710	612,710	612,660	-	0.0%
Earnings per share (EPS)	4.10	5.30	13.98	(22.7%)	(70.7%)	4.10
Earnings per ADS (1)	12.29	15.89	41.93	(22.7%)	(70.7%)	12.29

(1) One ADS represents three ordinary shares

(2) In thousands of shares

(3) As of October 9th, 2019, 50.441 shares have been issued related to the merger by absorption with BBVA Francés Valores S.A., totaling 612,710,079 shares. As of the release of these consolidated financial statements, the increase in capital and the merger by absoprtion are pending registry approval by the I.G.J.

(4) Excludes consolidation with VWFS y PSA.

BBVA Argentina 2Q20 net income was $2.6 billion, 21.9% or $717 million lower than 1Q20, and 70.1% or $6.0 billion lower than 2Q19. The quarter-over-quarter (QoQ) decrease is mainly explained by the mandatory lockdown (COVID-19, which has had an impact in the economy, especially on those activities considered by the Government as “non-core business” as of March, 20), and a decrease in the monetary policy rate set by the BCRA, among other regulations conducted by such institution.

As of 2Q20, net operating income was $17.9 billion, decreasing 15.3% or $3.2 billion QoQ and 41.8% or $12.9 billion YoY.

Operating income in 2Q20 was $6.7 billion, decreasing 19.3% or $1.6 billion QoQ, and 48.0% or $6.2 billion YoY. It is important to mention that during 2Q19, dividends from share participation in Prisma ($1.1 billion) were cashed in, reflected in the line Net income from measurement of financial instruments at fair value through P&L.

Net interest income

Net Interest Income	BBVA ARG consolidated			Chg (%)				Proforma (1) 2Q20
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Net Interest Income	15,876	17,325	19,157	(8.4%	)	(17.1%	)	15,177
Interest Income	22,341	25,935	33,805	(13.9%	)	(33.9%	)	21,129
From government securities	5,911	6,584	12,492	(10.2%	)	(52.7%	)	5,911
From private securities	2	2	3	39.6%		(32.8%	)	2
Interest from loans and other financing	14,191	15,883	17,527	(10.7%	)	(19.0%	)	13,054
Financial Sector	236	367	848	(35.7%	)	(72.2%	)	491
Overdrafts	2,942	2,649	2,245	11.1%		31.0%		2,943
Discounted Instruments	1,800	2,679	3,015	(32.8%	)	(40.3%	)	1,800
Mortgage loans	279	334	413	(16.6%	)	(32.5%	)	279
Pledge loans	566	628	138	(9.8%	)	310.7%		89
Consumer Loans	1,998	2,119	2,688	(5.7%	)	(25.6%	)	1,998
Credit Cards	3,563	4,864	6,218	(26.8%	)	(42.7%	)	3,563
Financial leases	101	118	169	(14.7%	)	(40.4%	)	80
Loans for the prefinancing and financing of exports	384	330	893	16.4%		(57.0%	)	378
Other loans	2,322	1,797	900	29.2%		158.0%		1,812
CER/UVA clause adjustment	1,797	2,552	3,379	(29.6%	)	(46.8%	)	1,716
Other interest income	441	915	404	(51.8%	)	9.1%		446
Interest expenses	6,466	8,611	14,648	(24.9%	)	(55.9%	)	5,952
Deposits	5,330	7,103	12,885	(25.0%	)	(58.6%	)	5,280
Checking accounts	168	236	1,209	(28.7%	)	(86.1%	)	168
Savings accounts	48	71	76	(32.2%	)	(36.5%	)	48
Time deposits	5,114	6,796	11,600	(24.8%	)	(55.9%	)	5,063
CER/UVA clause adjustment	249	215	565	15.7%		(55.9%	)	249
Other liabilities from financial transactions	595	993	1,175	(40.1%	)	(49.4%	)	420
Other	291	299	22	(2.6%	)	n.m		4

(1) Excludes consolidation with PSA and VWFS

Net interest income for 2Q20 was $15.9 billion, decreasing 8.4% or $1.5 billion QoQ, and 17.1% or $3.3 billion YoY. The lower interest income is partially offset by lower interest expenses, driven by a decreasing trend in interest rates during the quarter, and an increase in sight deposits.

In 2Q20 interest income totaled $22.3 billion, 13.9% or $3.6 billion lower than 1Q20, and 33.9% or $11.5 billion lower than 2Q19. Quarterly decrease is explained by a decline in rates of interest-earning assets, driven by the credit support measures promoted by the Government to counteract the effects of the pandemic. Additionally, a fall in interest rates fostered by changes in the country’s monetary policy has contributed to the quarterly decrease in interest income.

Income from government securities fell 10.2% or $673 million compared to 1Q20, and 52.7% or $6.6 billion compared to 2Q19. This is explained by a decrease in the monetary policy set by the BCRA (average rate of 38% in 2Q20, 47.4% in 1Q20 and 69.2% in 2Q191). This contraction is offset by an increase in the position in BCRA liquidity instruments (LELIQ), derived from new regulation that enables a higher position in LELIQ in line with what is granted in time deposits at minimum rate. 86% of results is explained by public securities at fair value with changes in the Other comprehensive income (OCI) line item, mainly LELIQ.

Interest income from loans and other financing totaled $14.2 billion, decreasing 10.7% or $1.7 billion QoQ. This is mainly explained by the implementation of credit lines to SMEs at 24%, zero rate credit lines and the lower credit card financing rate.

Income from CER/UVA adjustments was 29.6% lower QoQ and 46.8% lower YoY, mainly explained by the deceleration in inflation during the quarter (5.4% in 2Q20 vs. 7.8% in 1Q202).

1 Source: BCRA – Simple average rate during the corresponding period.

2 Source: Instituto Nacional de Estadística y Censos (INDEC). Consumer Price Index.

Interest expenses totaled $6.5 billion, 24.9% lower than 1Q20 and 55.9% lower than 2Q19. This is a consequence of the reduction in time deposit and interest-bearing checking account average rates, derived from lower market rates and excess liquidity.

Interest expenses from time deposits explain 79.1% of total interest expenses, decreasing 24.8% QoQ and 56.0% YoY.

Net interest margin (NIM)

As of 2Q20, total net interest margin (NIM) was 14.0%, lower than 1Q20’s 17.8%.

Assets & Liabilities Performance - AR$	BBVA ARG Consolidated
In millions AR$. Rates and spreads in annualized %	2Q20			1Q20
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	331,932	21,649	26.2%	278,515	25,208	36.3%
Government securities	82,693	6,371	30.9%	82,479	7,381	35.9%
Loans to customers/financial institutions	218,435	15,265	28.0%	193,552	17,827	36.9%
Other assets	30,804	13	0.2%	2,484	0	0.0%
Total non interest-earning assets	85,164	-	0.0%	103,106	-	0.0%
Total Assets	417,095	21,649		381,621	25,208
Total interest-bearing liabilities	177,021	6,406	14.5%	154,818	8,448	21.9%
Savings accounts	74,592	215	1.2%	60,729	305	2.0%
Time deposits	88,153	5,463	24.9%	79,402	7,149	36.1%
Debt securities issued	6,246	593	38.1%	7,778	963	49.7%
Other liabilities	8,031	135	6.7%	6,909	30	1.8%
Total non-interest-bearing liabilities	248,373	-	0.0%	232,986	-	0.0%
Total liabilities and equity	425,394	6,406	6.0%	387,804	8,448	8.7%

NIM - AR$			11.6%			14.4%

Assets & Liabilities Performance - Foreign Currency	BBVA ARG Consolidated
In millions AR$. Rates and spreads in annualized %	2Q20			1Q20
	Average Balance	Interest Earned/ Paid	Average Real Rate	Average Balance	Interest Earned/ Paid	Average Real Rate
Total interest-earning assets	49,699	693	5.6%	53,307	727	5.5%
Government securities	4,023	104	10.4%	7,366	147	8.0%
Loans to customers/financial institutions	41,321	588	5.7%	44,438	580	5.2%
Other assets	4,355	1	0.1%	1,503	1	0.2%
Total non interest-earning assets	93,771	-	0.0%	89,955	-	0.0%
Total Assets	143,470	693		143,262	727
Total interest-bearing liabilities	96,633	59	0.2%	100,201	94	0.4%
Savings accounts	77,621	1	0.0%	80,120	2	0.0%
Time deposits	17,632	50	1.1%	18,945	62	1.3%
Other liabilities	1,380	8	2.4%	1,137	30	10.7%
Total non-interest-bearing liabilities	38,538	-	0.0%	36,878	-	0.0%
Total liabilities and equity	135,171	59	0.2%	137,080	94	0.3%

NIM - Foreign currency			5.3%			5.1%

Net fee income

Net Fee Income	BBVA ARG consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ	YoY
Net Fee Income	3,109	1,977	2,848	57.3%	9.2%
Fee Income	6,104	5,691	6,408	7.3%	(4.7%)
Linked to liabilities	2,404	3,035	3,326	(20.8%)	(27.7%)
From credit cards	2,832	1,897	2,366	49.2%	19.7%
Linked to loans	254	210	70	20.7%	264.3%
From insurance	304	292	315	4.0%	(3.6%)
From foreign trade and foreign currency transactions	243	220	298	10.6%	(18.4%)
Other fee income	68	37	33	84.4%	109.0%
Fee expenses	2,996	3,715	3,560	(19.3%)	(15.8%)

In 2Q20, net fee income grew 57.3% or $1.1 billion compared to 1Q20, and 9.2% or $261 million compared to 2Q19.

Fee income totaled $6.1 billion, 7.3% higher QoQ as a result of fees from credit card consumption received during the period, which more than offset the fall in activity due to the effects of the pandemic.

Fee expenses fell 19.3% compared to 1Q20 and 15.8% compared to 2Q19 respectively. This is mainly explained by lower expenses related to credit card benefits as a result of a lower activity due to the extension of the mandatory lockdown on COVID-19, and lower investment in client acquisition, also derived from the lower activity.

Net income from measurement of financial instruments at fair value and foreign exchange and gold gains/losses

Net Income from financial instruments at fair value (FV) through P&L	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ	YoY
Net Income from financial instruments at FV through P&L	1,016	1,299	3,100	(21.8%)	(67.2%)
Income from government securities	1,077	980	1,120	9.8%	(3.9%)
Income from private securities	(100)	36	1,198	(376.0%)	(108.3%)
Interest rate swaps	21	24	(313)	(12.0%)	106.8%
Gains from foreign currency forward transactions	2	243	1,077	(99.4%)	(99.9%)
Income from debt and equity instruments	16	18	18	(6.3%)	(11.1%)
Other	-	(2)	-	100.0%	N/A

In 2Q20, net income from financial instruments at Fair Value (FV) through P&L was $1.0 billion, decreasing 21.8% or $283 million QoQ. This is explained by the lower volume in forward contract transactions, as a consequence of a lower activity driven by regulations and the broad spread in foreign exchange prices. In the year, the contraction was 67.2% or $2.1 billion, mainly explained by the cashing in of dividends received from share participation in Prisma in 2Q19 ($1.1 billion). Excluding this result, the decrease versus 2Q19 would have been 49.6% or $1.0 billion.

Income from private securities contracted 376.0% or $136 million QoQ, by cause of a higher negative impact of inflation adjustment compared to the variation in market prices.

Differences in quoted prices of gold and foreign currency	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Foreign exchange and gold gains/(losses) (1)	1,495	1,303	1,914	14.7%		(21.9%	)
From foreign exchange position	295	307	(469)	(3.7%	)	163.0%
Income from purchase-sale of foreign currency	1,200	997	2,382	20.3%		(49.6%	)
Net income from financial instruments at FV through P&L (2)	2	243	1,077	(99.4%	)	(99.9%	)
Income from foreign currency forward transactions	2	243	1,077	(99.4%	)	(99.9%	)
Total differences in quoted prices of gold and foreign currency (1) + (2)	1,496	1,547	2,990	(3.2%	)	(50.0%	)

In 2Q20, the difference in quoted prices of gold and foreign currency showed profit for $1.5 billion, falling 3.2% or $50 million compared with 1Q20, due to lower activity driven by changes in foreign exchange market regulation, partially offset by an increase in results from purchase and sale of foregin currency.

Other operating income

Other operating income	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Operating Income	1,143	1,094	6,449	4.4%		(82.3%	)
Rental of safe deposit boxes (1)	258	219	210	17.9%		22.6%
Adjustments and interest on miscellaneous receivables (1)	312	263	389	18.6%		(19.9%	)
Punitive interest (1)	16	60	55	(73.3%	)	(70.6%	)
Loans recovered	165	171	175	(3.6%	)	(5.9%	)
Fee income from credit and debit cards (1)	41	78	233	(48.2%	)	(82.6%	)
Other Operating Income(2)	351	303	5,387	15.9%		(93.5%	)

(1) Included in the efficiency ratio calculation

(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q20 Other operating income totaled $1.1 billion, increasing 4.4% or $48 million QoQ explained by increases in rental of safe deposit boxes, and decreasing 82.3% or $5.3 billion compared to 2Q19.

It is important to highlight that during 2Q19, an income was reported in the Other operating income line, from the declaratory action filed related to inflation adjustments in the Income Tax Return for fiscal year 2018. This was offset by the provision for the same amount reported in Other operating expenses.

Operating expenses

Personnel benefits and Administrative expenses

Personnel Benefits and Adminsitrative Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Total Personnel Benefits and Adminsitrative Expenses	7,797	8,461	8,305	(7.8%	)	(6.1%	)
Personnel Benefits (1)	3,966	4,678	4,756	(15.2%	)	(16.6%	)
Administrative expenses (1)	3,831	3,783	3,549	1.3%		8.0%
Travel expenses	15	31	42	(50.2%	)	(63.8%	)
Administrative expenses	375	363	317	3.4%		18.1%
Security services	210	116	128	81.5%		64.0%
Fees to Bank Directors and Supervisory Committee	6	21	4	(69.9%	)	49.6%
Other fees	153	253	220	(39.7%	)	(30.7%	)
Insurance	37	45	39	(18.3%	)	(6.2%	)
Rent	430	332	236	29.7%		82.4%
Stationery and supplies	19	20	16	(7.2%	)	13.3%
Electricity and communications	202	235	196	(13.9%	)	3.2%
Advertising	127	189	161	(32.6%	)	(21.1%	)
Taxes	942	918	932	2.6%		1.0%
Maintenance costs	480	451	375	6.5%		28.0%
Armored transportation services	319	292	482	9.4%		(33.8%	)
Other administrative expenses	516	519	399	(0.6%	)	29.3%

Headcount*	6,287	6337	6325	(50)		(38)
BBVA (Bank)	6,186	6,233	6,223	(47)		(37)
Associates (2)*	101	104	102	(3)		(1)
Total branches	247	246	252	1		(5)

Efficiency Ratio	47.4%	47.4%	36.1%	1 bps		1,130 bps
Accumulated Efficiency Ratio	47.4%	47.4%	38.7%	1 bps		869 bps

(1) Concept included in the efficiency ratio calculation

(2) Includes BBVA Asset Management Argentina S.A. and PSA & VWFS as of 3Q19

*corresponds to total effective employees, net of temporary contract employees

During 2Q20, personnel benefits and administration expenses totaled $7.8 billion, decreasing 7.8% or $664 million QoQ, and 6.1% YoY. This is mainly explained by the efficiency plan put into effect as of 4Q19.

Personnel benefits contracted 15.2% or $712 million compared to 1Q20, and 16.6% or $790 million compared to 2Q19. As of the end of June there were no new rearrangements with labor unions regarding salary increases. On July 16, 2020, an arrangement with the union was agreed for a 26% increase in four instalments (7% in January, 6% in April, 7% in July and 6% in October), with a review clause in November 2020.

In 2Q20, administrative expenses increased 1.3% QoQ and 8.0% YoY. This increase is mainly due to adjustments applied to continue operating during the pandemic. These adjustments include cleaning and disinfection costs, purchase of protection equipment (gloves, face masks, etc.), surveillance and software costs, all of which were partially offset by the contraction in administrative services and advertising expenses.

The accumulated efficiency ratio as of 2Q20 was 47.4%, remaining stable compared to the 47.4% reported in 1Q20, and higher than the 36.1% reported in 2Q19. This is a result of a deeper percentage fall in the denominator (income), than the fall recorded in the numerator (expenses).

Other operating expenses

Other Operating Expenses	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Other Operating Expenses	2,585	3,525	8,944	(26.7%	)	(71.1%	)
Turnover tax	1,663	1,836	2,115	(9.4%	)	(21.4%	)
Inicial loss of loans below market rate	93	184	530	(49.5%	)	(82.5%	)
Contribution to the Deposit Guarantee Fund (SEDESA)	143	131	180	9.2%		(20.7%	)
Interest on liabilities from financial lease	76	81	93	(5.4%	)	(18.3%	)
Other allowances	(82)	741	5,194	(111.0%	)	(101.6%	)
Other operating expenses	692	552	831	25.4%		(16.7%	)

In 2Q20, other operating expenses decreased 26.7% or $939 million QoQ, and 71.1% or $6.4 billion YoY.

The QoQ decrease is mainly explained by the decline in Other allowances, due to unused checking accounts’ overdraft lines of credit.

As mentioned previously, in 2Q19 a provision for contingent liabilities was reported, as requested by the BCRA, corresponding to the declaratory action filed by the Bank related to inflation adjustments in the Income Tax Return presented for fiscal year 2018

Income from associates

This line reflects the results from non-consolidated associate companies. During 2Q20, a profit of $188 million has been reported, mainly due to the participation in BBVA Consolidar Seguros S.A., Rombo Compañía Financiera S.A., and Interbanking S.A.

Income tax

Income tax charges decreased $243 million compared to 2Q19 and $432 million compared to 1Q20, reporting a loss of $2.3 billion and an effective rate of 44%. The increment in such rate compared to the regulatory 30% is caused by the difference between BCRA accounting regulation and tax regulations related to inflation adjustments, resulting in different taxable incomes.

Balance sheet and activity

Loans and other financing

Loans and other financing	BBVA ARG Consolidated			Chg (%)				Proforma (2)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY		2Q20
To the public sector	-	13	-	(100.0%	)	N/A		-
To the financial sector	3,572	5,388	10,919	(33.7%	)	(67.3%	)	6,771
Non-financial private sector and residents abroad	250,424	237,591	263,727	5.4%		(5.0%	)	236,360
Non-financial private sector and residents abroad - AR$	215,127	193,686	165,192	11.1%		30.2%		201,063
Overdrafts	31,127	31,091	13,675	0.1%		127.6%		31,127
Discounted instruments	23,917	20,604	20,463	16.1%		16.9%		23,917
Mortgage loans	15,491	15,734	17,197	(1.5%	)	(9.9%	)	15,491
Pledge loans	7,645	9,011	2,231	(15.2%	)	242.7%		1,421
Consumer loans	23,789	25,172	34,851	(5.5%	)	(31.7%	)	23,811
Credit cards	75,719	73,113	64,739	3.6%		17.0%		75,761
Receivables from financial leases	1,318	1,522	2,629	(13.4%	)	(49.9%	)	1,087
Other loans (1)	36,120	17,438	9,407	107.1%		284.0%		28,447
Non-financial private sector and residents abroad - Foreign Currency	35,297	43,905	98,536	(19.6%	)	(64.2%	)	35,297
Overdrafts	2	1	15	100.9%		(84.2%	)	2
Discounted instruments	17	1,357	6,348	(98.7%	)	(99.7%	)	17
Mortgage loans	191	184	-	3.7%		N/A		191
Credit cards	1,294	1,173	3,982	10.4%		(67.5%	)	1,294
Receivables from financial leases	236	295	320	(20.2%	)	(26.3%	)	236
Loans for the prefinancing and financing of exports	21,808	29,005	74,047	(24.8%	)	(70.5%	)	21,808
Other loans (1)	11,748	11,890	13,825	(1.2%	)	(15.0%	)	11,748

% of total loans to Private sector in AR$	85.9%	81.5%	62.6%	438 bps		2,327 bps		85.1%
% of total loans to Private sector in Foreign Currency	14.1%	18.5%	37.4%	(438)bps		(2,327)bps		14.9%

Total loans and other financing	253,996	242,991	274,646	4.5%		(7.5%	)	243,131
Allowances	(10,771)	(12,763)	(8,143)	15.6%		(32.3%	)	(10,567)
Total net loans and other financing	243,225	230,228	266,503	5.6%		(8.7%	)	232,564

(1) Includes IFRS adjustment

(2) Excludes consolidation with VWFS & PSA.

Private loans totaled $250.4 billion, growing 5.4% or $12.8 billion QoQ, and decreasing 5.0% or $13.3 billion YoY.

Loans to the financial sector fell 33.7% QoQ, mainly because of the reduction in call money transactions of less than 30 day duration with subsidiaries.

Loans to the private sector in pesos grew 11.1% in 2Q20, and 30.2% in the year. Loans to the private sector denominated in foreign currency fell 19.6% QoQ and 64.2% YoY, mainly driven by the prudential reduction in USD-denominated loans after August 2019 turmoil, and by the increase in demand for credit in pesos. These loans, measured in U.S. dollars, fell 26.4% and 78.4% QoQ and YoY respectively. The increase in the currency exchange rate versus the U.S. dollar was 9.3% QoQ and 66.0% YoY.

Loans and other financing	BBVA ARG Consolidated			Chg (%)				Proforma (2)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY		2Q20
Non-financial private sector and residents abroad - Retail	124,130	124,387	122,999	(0.2%	)	0.9%		117,970
Mortgage loans	15,682	15,918	17,197	(1.5%	)	(8.8%	)	15,682
Pledge loans	7,645	9,011	2,231	(15.2%	)	242.7%		1,421
Consumer loans	23,789	25,172	34,851	(5.5%	)	(31.7%	)	23,811
Credit cards	77,013	74,285	68,721	3.7%		12.1%		77,055
Non-financial private sector and residents abroad - Commercial	126,295	113,204	140,728	11.6%		(10.3%	)	118,391
Overdrafts	31,129	31,092	13,690	0.1%		127.4%		31,129
Discounted instruments	23,935	21,961	26,811	9.0%		(10.7%	)	23,935
Receivables from financial leases	1,554	1,817	2,949	(14.5%	)	(47.3%	)	1,323
Loans for the prefinancing and financing of exports	21,808	29,005	74,047	(24.8%	)	(70.5%	)	21,808
Other loans (1)	47,868	29,328	23,232	63.2%		106.0%		40,196

% of total loans to Retail sector	49.6%	52.4%	46.6%	(279)bps		293 bps		49.9%
% of total loans to Commercial sector	50.4%	47.6%	53.4%	279 bps		(293)bps		50.1%

(1) Includes IFRS adjustment

(2) Excludes consolidation with VWFS & PSA.

Considering retail loans (mortgage, pledge, consumer and credit card loans), these have decreased 0.2% QoQ and grown 0.9% YoY. In the quarter, the deepest declines are reflected in pledge loans and consumer loans (15.2% and 5.5% respectively), offset by the increase in credit card consumption boosted by zero rate credit lines and Ahora 12 programs.

Commercial loans (including overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) grew 11.6% QoQ and fell 10.3% YoY. The quarterly increase is mainly explained by a strong growth in Other loans (especially company loans or “Préstamos a Interés Vencido“) which increased 63.2% or $18.5 billion, followed by discounted instruments that grew 9.0% or $2.0 billion QoQ. This growth is partially offset by the 24.8% fall in Loans for the prefinancing and financing of exports, and a 14.5% fall in Receivables from financial leases.

Market share - Private sector Loans	BBVA ARG			Chg (bps)
In%	2Q20	1Q20	2Q19	QoQ	YoY
Private sector loans - Bank	7.50%	7.50%	7.64%	0 bps	(14)bps
Private sector loans - Consolidated*	8.54%	8.35%	8.51%	19 bps	3 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.

* Consolidates PSA, VWFS & Rombo

Asset quality

Asset Quality	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Commercial non-performing portfolio (1)	1,331	4,410	3,685	(69.8%	)	(63.9%	)
Total commercial portfolio	105,430	108,211	139,332	(2.6%	)	(24.3%	)
Commercial non-performing portfolio / Total commercial portfolio	1.26%	4.08%	2.64%	(281)bps		(138)bps
Retail non-performing portfolio (1)	2,667	2,418	3,689	10.3%		(27.7%	)
Total retail portfolio	151,492	137,407	137,514	10.3%		10.2%
Retail non-performing portfolio / Total retail portfolio	1.76%	1.76%	2.68%	0 bps		(92)bps
Total non-performing portfolio (1)	3,998	6,828	7,374	(41.4%	)	(45.8%	)
Total portfolio	256,922	245,618	276,845	4.6%		(7.2%	)
Total non-performing portfolio / Total portfolio	1.56%	2.78%	2.66%	(122)bps		(111)bps
Allowances	10,771	12,763	8,143	(15.6%	)	32.3%
Allowances /Total non-performing portfolio	269.38%	186.91%	110.43%	8,246 bps		15,895 bps
Write offs	4,926	885	2,121	456.5%		132.2%
Write offs / Total portfolio	1.92%	0.36%	0.77%	156 bps		115 bps
Cost of Risk (CoR)	3.99%	2.58%	3.38%	142 bps		61 bps

(1) Non-performing loans include: all loans to borrowers classified as “Deficient Servicing (Stage 3)”, “High Insolvency Risk (Stage 4)”, “Irrecoverable” and/or “Irrecoverable for Technical Decision” (Stage 5) according to BCRA debtor classification system

In 2Q20, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.56%. This ratio was positively affected by the temporary flexibility in BCRA regulation regarding debtor classification during the COVID-19 pandemic, which extends grade periods in 60 days before a loan is classified as non-performing, and suspends the mandatory reclassification of clients that have an irregular performance with other institutions but a regular performance with the Bank. The NPL ratio was also benefited by the Molinos Cañuelas debt write-off.

The coverage ratio (allowances / total non-performing portfolio) increased to 269.38% in 2Q20, from 186.91% in 1Q20. This is explained by a decrease in non-performing loans, partly due to the Molinos Cañuelas write-off (which is greater than the increase in allowances as a consequence of the implementation of impairment models), and the change in BCRA regulation regarding debtor classification.

Analysis for the allowance of loan losses	BBVA ARG
	Balance at		Lifetime ECL*		Monetary result	Balance at
In millions AR$	12/31/2019	12-month ECL*	Financial assets with significant increase in credit risk	Credit impaired financial assets	generated by allowances	06/30/2020
Other financial assets	257	4	-	11	(33)	238
Loans and other financing	12,741	233	1,260	(2,080)	(1,613)	10,541
Other financial institutions	145	(28)	(60)	(1)	(14)	42
Non-financial private sector and residents abroad	12,596	261	1,320	(2,079)	(1,598)	10,500
Overdrafts	738	468	1,286	72	(169)	2,395
Discounted instruments	1,040	284	(432)	(83)	(85)	725
Mortgage loans	161	(55)	(19)	163	(25)	224
Pledge loans	35	(7)	(10)	14	(4)	28
Consumer loans	1,537	(279)	(204)	87	(170)	971
Credit cards	3,851	(737)	(14)	(106)	(415)	2,579
Receivables from financial leases	142	(24)	(19)	(34)	(14)	50
Other financial assets	5,091	611	732	(2,192)	(716)	3,527
Other debt securities	1	(1)	-	-	(0)	0
Eventual commitments	1,029	131	(27)	(17)	(134)	982
Total allowances	14,028	367	1,233	(2,087)	(1,780)	11,761

* ECL: Expected credit loss

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q20 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were temporarily excluded from the scope of such standard.

The financial statements of consolidated subsidiaries PSA and VWFS were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years commencing on and after January 1, 2021.

Public sector exposure

Net Public Debt Exposure	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Treasury and Government securities	17,789	19,291	28,007	(7.8%	)	(36.5%	)
Treasury and National Government	17,789	19,237	27,930	(7.5%	)	(36.3%	)
National Treasury Public Debt in pesos	9,855	11,818	11,240	(16.6%	)	(12.3%	)
National Treasury Public Debt in dollars	-	137	3,165	(100.0%	)	(100.0%	)
National Treasury Public Debt USD-Linked	7,933	7,282	13,525	8.9%		(41.3%	)
Provinces	-	53	77	(100.0%	)	(100.0%	)
Loans to the Public Sector	-	1	-	(100.0%	)	N/A
Repo	-	-	8,343	N/A		N/A
National Treasury - AR$	-	-	376	N/A		(100.0%	)
National Treasury - Foreign Currency	-	-	7,968	N/A		(100.0%	)
AR$ Subtotal	9,855	11,871	11,692	(17.0%	)	(15.7%	)
USD Subtotal*	7,933	7,420	24,658	6.9%		(67.8%	)
Total Public Debt Exposure	17,789	19,292	36,350	(7.8%	)	(51.1%	)

B.C.R.A. Exposure	111,583	62,563	81,380	78.4%		37.1%
Instruments	77,316	59,190	81,380	30.6%		(5.0%	)
LELIQs	77,316	59,190	81,380	30.6%		(5.0%	)
Loans to the B.C.R.A.	-	12	-	(100.0%	)	N/A
Repo	34,267	3,374	-	n.m		N/A
B.C.R.A. - AR$	34,267	3,374	-	n.m		N/A

%Public sector exposure (Excl. B.C.R.A.) / Total assets	3.3%	3.6%	6.3%	(29)pbs		(303)pbs

*Includes USD-linked Treasury public debt in AR$

Public sector exposure (excluding BCRA) totaled $17.8 billion, decreasing 7.8% or $1.5 billion QoQ, and 51.1% or $18.6 billion YoY.

It is important to mention that on May 7 and May 15, 2020, the National Treasury offered two voluntary swap on U.S. dollar denominated notes (LETEs), in which the Bank swapped its total position on these securities in exchange of a bundle of sovereign bonds in pesos adjusted by inflation (BONCER) maturing in 2022, 2023 and 2024.

Short-term liquidity is allocated in BCRA instruments, which grew 30.6% or $18.1 billion compared to 1Q20, and decreased 5.0% or $4.1 billion compared to 2Q19.

Exposure to the public sector (excluding BCRA) represents 3.3% of total assets.

After 2Q20 quarter end, on July 17, 2020, the Bank participated in the voluntary swap offered by the National Treasury, and swapped 100% of its remaining position in U.S. dollar linked notes (LELINK) in exchange of a bundle of sovereign bonds in pesos adjusted by inflation (BONCER) maturing in 2023 and 2024.

Deposits

Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Total deposits	373,260	345,587	407,151	8.0%		(8.3%	)
Non-financial Public Sector	5,463	3,660	5,190	49.3%		5.3%
Financial Sector	300	302	423	(0.9%	)	(29.2%	)
Non-financial private sector and residents abroad	367,497	341,624	401,538	7.6%		(8.5%	)
Non-financial private sector and residents abroad - AR$	253,872	221,612	211,417	14.6%		20.1%
Checking accounts	75,182	66,633	43,819	12.8%		71.6%
Savings accounts	78,818	71,658	55,991	10.0%		40.8%
Time deposits	94,362	75,056	107,854	25.7%		(12.5%	)
Investment accounts	61	15	-	316.6%		N/A
Other	5,449	8,251	3,753	(34.0%	)	45.2%
Non-financial private sector and res. abroad - Foreign Currency	113,625	120,012	190,122	(5.3%	)	(40.2%	)
Checking accounts	17	36	23	(51.7%	)	(23.9%	)
Savings accounts	93,730	99,665	162,802	(6.0%	)	(42.4%	)
Time deposits	17,321	16,847	24,210	2.8%		(28.5%	)
Other	2,557	3,464	3,087	(26.2%	)	(17.2%	)

% of total portfolio in the private sector in AR$	69.1%	64.9%	52.7%	421 bps		1,643 bps
% of total portfolio in the private sector in Foregin Currency	30.9%	35.1%	47.3%	(421)bps		(1,643)bps

During 2Q20, total deposits were $373.3 billion, recording an increase of 8.0% or $27.7 billion QoQ, and an 8.3% or $33.9 billion contraction YoY.

Private sector deposits in 2Q20 were $367.5 billion, increasing 7.6% or $25.9 billion QoQ, and decreasing 8.5% or $34.0 billion YoY.

Private non-financial sector deposits in pesos totaled $253.9 billion, growing 14.6% or $32.3 billion QoQ, and 20.1% or $42.5 billion YoY. This is mainly explained by the strong growth in time deposits, savings accounts and checking accounts, which offsets the quarterly fall in interest-bearing checking accounts (included in savings accounts).

Private non-financial sector deposits in foreign currency expressed in pesos fell 5.3% or $6.4 billion QoQ and 40.2% or $76.5 billion YoY. Measured in U.S. dollars, these deposits fell 13.4% QoQ and 64.0% YoY. During 2Q20 U.S. dollar deposit withdrawal continued, but at a much lower pace than what was observed during the last months of 2019.

Deposits	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Non-financial private sector and residents abroad	367,497	341,624	401,538	7.6%		(8.5%	)
Sight deposits	255,753	249,707	269,474	2.4%		(5.1%	)
Checking accounts	75,199	66,668	43,841	12.8%		71.5%
Savings accounts	172,548	171,323	218,793	0.7%		(21.1%	)
Other	8,006	11,715	6,840	(31.7%	)	17.0%
Time deposits	111,744	91,918	132,064	21.6%		(15.4%	)
Time deposits	111,683	91,903	132,064	21.5%		(15.4%	)
Investment accounts	61	15	-	316.6%		N/A

% of sight deposits over total deposits	69.6%	73.1%	67.1%	(350)pbs		248 pbs
% of time deposits over total deposits	30.4%	26.9%	32.9%	350 pbs		(248)pbs
As of 2Q20, the Bank’s transactional deposits (checking accounts and savings accounts) represented 66.4% of total non-financial private deposits, totaling $247.7 billion.
Market Share - Private sector Deposits	BBVA ARG			Chg (bps)
In %	2Q20	1Q20	2Q19	QoQ		YoY
Private sector Deposits - Consolidated*	6.50%	6.80%	7.35%	(30)bps		(85)bps
Based on daily BCRA information. Capital balance as of the last day of each quarter. * Consolidates PSA, VWFS & Rombo Other sources of funds
Other sources of funds	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Other sources of funds	102,378	103,450	95,004	(1.0%	)	7.8%
Central Bank	32	246	13	(87.0%	)	146.2%
Banks and international organizations	-	300	4,687	N/A		N/A
Financing received from local financial institutions	5,066	3,275	-	54.7%		N/A
Corporate bonds	4,203	7,902	6,180	(46.8%	)	(32.0%	)
Equity	93,077	91,727	84,123	1.5%		10.6%

In 2Q20, other sources of funds totaled $102.4 billion, falling 1.0% or $1.1 billion QoQ, and growing 7.8% or $7.4 billion YoY.

In 2Q20, the Banks and International Organizations line item is null, explained by the cancellation of the lines with correspondent banks.

The 1.5% or $1.4 billion increase in Equity is explained by the 2Q20 results.

4Q19 equity evolution can be observed in the table below, going from historical values to current values through the implementation of IAS 29 rule.

Equity
In millions AR$ - Inflation adjusted	4Q19
Equity before IAS 29 application	65,317
Total impact of IAS 29 application (1)	14,651
Equity in terms of 12/31/2019 units	77,934
Adjustment from reexpression of equity at current units 06/30/2020 (2)	10,594
Equity in terms of 06/30/2020 units	88,528
Total recognized in Retained Earnings (1)+(2)	25,245

Liquid assets

Total Liquid Assets	BBVA ARG consolidated			Chg (%)
In millions $	1Q20	4Q19	1Q19	QoQ		YoY
Total liquid assets	237,938	235,362	246,979	1.1%		(3.7%	)
Cash and deposits in banks	112,525	154,393	129,846	(27.1%	)	(13.3%	)
Debt securities at fair value through profit or loss	9,644	9,439	9,265	2.2%		4.1%
Government securities	0	54	748	(99.6%	)	(100.0%	)
Liquidity bills of B. C. R. A.	9,644	9,385	8,518	2.8%		13.2%
Net REPO transactions	34,267	3,374	8,458	n.m		305.2%
Other debt securities	81,502	68,156	99,410	19.6%		(18.0%	)
Government securities	13,829	18,352	26,547	(24.6%	)	(47.9%	)
Liquidity bills of B. C. R. A.	67,672	49,804	72,863	35.9%		(7.1%	)

Liquid assets / Total Deposits	63.7%	68.1%	60.7%	(436)pbs		309 pbs

In 2Q20, liquid assets were $237.9 billion, increasing 1.1% or $2.6 billion compared to 1Q20, and falling 3.7% or $9.0 billion compared to 2Q19.

During the quarter, growth in LELIQ stands out with a 30.6% or $18.1 billion increase, while Cash and deposits in banks decreased 27.1% or $41.9 billion.

In 2Q20, the liquidity ratio (liquid assets / total deposits) reached 63.8%. Liquidity ratio in foreign currency reached 78.7%.

Solvency

Minimum capital requirement	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Minimum capital requirement	31,719	30,789	34,854	3.0%		(9.0%	)
Credit risk	23,437	22,830	27,727	2.7%		(15.5%	)
Market risk	574	528	250	8.7%		129.6%
Operational risk	7,708	7,431	6,877	3.7%		12.1%

Integrated Capital - RPC (1)*	84,893	82,004	82,511	3.5%		2.9%
Ordinary Capital Level 1 ( COn1)	95,947	95,754	85,032	0.2%		12.8%
Deductible items COn1	(13,541)	(16,079)	(5,355)	(15.8%	)	152.9%
Additional Capital Level 2 (COn2)	2,487	2,329	2,834	6.8%		(12.2%	)

Excess Capital
Integration excess	53,174	51,214	47,657	3.8%		11.6%
Excess as % of minimum capital requirement	167.6%	166.3%	136.73%	130 bps		3,091 bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	387,958	376,556	425,585	3.0%		(8.8%	)

Regulatory Capital Ratio (1)/(2)	21.9%	21.8%	19.4%	10 bps		249 bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.2%	21.2%	18.7%	8 bps		252 bps

* RPC includes 100% of quarterly results

BBVA Argentina continues to show strong solvency indicators on 2Q20. Capital ratio reached 21.9%. Tier 1 ratio was 21.2% and capital excess over regulatory requirement was $53.2 billion.

These ratios improved in spite of BCRA regulation: Communication “A” 6940, regarding exposure to individuals and companies purchasing touristic services abroad in instalments, and Communication “A” 7018, regarding clients with agricultural activity that stockpile more than 5% of their annual harvest.

Other Events

Relevant Events

●

As of June 25, 2020, S&P Global Ratings downgraded the rating on the Global Program of Corporate Bonds of BBVA Argentina from raBB+ to raBBB-, with a negative outlook. It also downgraded the issuer short term credit rating from raA-2 to raA-3, and the long term credit rating from raBBB+ to raBBB- with a negative outlook. This is in line with the assessments on the transfer and convertibility risks (T&C) for the Argentine Republic, and the incorporation of its impact in the Bank’s credit ratings and in relation to other Argentine issuers.

Corporate Bond payments during 2Q20

●	As of May 8, 2020, the Bank completed quarterly coupon payments on corporate bond Class 25 for $34.5 million.

●	As of May 28, 2020, the Bank completed quarterly coupon payments on corporate bond Class 27 for $84.2 million.

●	As of June 12, 2020, the Bank completed quarterly coupon and capital payments on corporate bond Class 28 for $140.3 million and $1.98 billion respectively.

●	As of June 29, 2020, the Bank completed quarterly coupon payments for corporate bond Class 24 for $39.4 million.

Digital Transformation

Digitalization continued to accelerate during the second quarter of 2020. Active digital clients reached 1.9 million with a 69% penetration over total active clients (2.7 million), and active mobile clients were 1.5 million, representing a 57% penetration. Also, digital and mobile channel transactions for the Bank have increased 43% QoQ. On 2Q20, retail digital sales measured in units reached 75.7% of total sales and represent 41.9% of the Banks total sales measured in monetary value.

COVID 19 – update

Financing (including regulatory changes)

Retail

●	Penalties on unpaid checking account charges, and closure and disabling of accounts, were suspended until September 30, 2020.

●	Allowances on fees for cash withdrawals from ATMs from the Bank and other banks’, are extended until September 30, 2020.

●	Loan maturities until September 30, 2020 are included for the deferral on unpaid instalments on mortgage, pledge and consumer loans.

●	A new credit line called “Zero rate Culture Credits” has been launched for individuals who have an activity in the cultural sector.

Companies

●

As of June 30, 2020, BBVA Argentina has disbursed more than $20.5 billion in loans to more than 9,000 SMEs, to be allocated in payroll payments, discounted documents and working capital, at a 24% nominal annual rate.

●

BBVA Argentina has granted a special credit line for payroll payments for SMEs, which includes a 24% nominal annual rate, in a 12 month period of maturity, and a grace period of 3 months, backed by the Fondo de Garantías Argentino (FoGAr) warrants. On this line, BBVA Argentina has disbursed $1.8 billion as of June 30, 2020.

●	92% of credits were granted through BBVA Net Cash, the online banking for companies.

●	The Bank is working on credit lines for self-employed individuals at a zero rate, promoted by the National Government. As of June 30, 2020, the Bank has disbursed more than $7 million on this line.

●

A new “Credit at subsidized rate” line has been launched for any company who requests it (as long as they are part of the eligible beneficiaries selected by the Federal Administration of Public Revenies or AFIP).

Human Capital

●

Due to the COVID-19 pandemic, the Bank has implemented a remote-work arrangement, through which employees can remotely access the Bank’s systems, supporting the continuity of operations and working to maintain adequate standards of internal control over financial information.

●	Currently, more than 90% of employees at central offices are working remotely.

Main Regulatory Changes

Public securities valuation in voluntary swap offers. (Communication “A” 7014, 05/14/2020). The BCRA stated that public sector debt instruments received in exchange of other public debt instruments, shall be accounted for the same value recorded on the date the instruments are swapped.

Fee suspension extended. (Communication “A” 7044, 06/18/2020). The BCRA extended until September 30, 2020 (previously June 30) the regulation stating that financial institutions cannot charge fees for transactions done through ATMs (Communication “A” 6945).

The BCRA also states that unpaid instalments deferral to maturity will apply to loans maturing until September 30, 2020 (previously June 30).

Exclusion of concepts from credit risk fractioning regulation (Communication “A” 7045, 06/18/2020). The BCRA stated that primary underwritings of national public securities to be settled with funds from the capital and interest payments of other national public securities, shall be excluded from the credit risk fractioning limits calculation (as long as the period between underwriting and settlement is no longer than 3 business days).

Reserve requirements. Consolidated calculation. (Communication “A” 7046, 06/18/2020). The BCRA overruled the consolidated calculation of the reserve requirements in pesos for the periods July/August and December/January of the following year.

Minimum holding period. (CNV General Resolution 843, 06/22/2020). The National Securities Commission (CNV in Spanish) stated that purchase and sale of securities in the local market with foreign settlement shall be compensated. A 5 business day minimum holding period is established for securities transferred from abroad and that will be settled in foreign currency.

Account closures. Extension. (Communication “A” 7048, 06/23/2020). The suspension in account closures and disabling of checking accounts for lack of fine payment is extended until December 31, 2020.

Subsidized loans to non-SME clients. Reserve requirements. (Communication “A” 7054, 06/25/2020). As of July 1, 2020, financing at 24% is enabled for non-SME clients, as long as the funds are used for the purchase of machinery and equipment produced by local SMEs. These financings are included in the reserve requirement reduction and calculation of daily net position of LELIQ, which limit is additionally reduced in 5%.

Repurchase agreement (REPO) with the BCRA collateral. (Communication “A” 7063, 07/03/2020). The BCRA incorporated corporate bonds as eligible collateral for its daily REPO transactions. As a condition, these must have been traded in the last five business days. The financial institution using corporate bonds as collateral cannot use securities that have been issued or secured by the same institution, or any other that is closely economically linked to it.

Exclusion of USD linked bonds from the Foreign Currency Global Net Position (PGNME). (Communication “A” 7071, 07/16/2020). The BCRA stated that as of July 20, 2020, securities linked to the change in price of a foreign currency, must be excluded from the calculation of the PGNME.

Special cautions on USD wire transfers. (Communication “A” 7072, 07/16/2020). The BCRA requested special caution previous to the realization of a wire transfer, in particular, over target accounts denominated in foreign currency, as of the second transfer received during the same calendar month. The institution must defer the accreditation of funds until all non-compliance suspicions related to the purchase of foreign currency by individuals are cleared.

Excess LELIQ position increment against PGNME margin (Communication “A” 7077, 07/30/2020). As of August 1, 2020, the excess net position in LELIQ can be incremented by the positive difference between: the maximum limit of the cash position within the Net positive Global Currency Position (the highest between USD 2.5 million, or 4% of the month’s regulatory capital, known as Responsabilidad Pratrimonial Computable or RPC) and the current cash position observed. In the case that the difference is negative, the increment in limit is zero.

Time deposit minimum rate. LELIQ excess net position. (Communication “A” 7078, 07/30/2020). As of August 1, 2020, the minimum rate for time deposits is increased from 79% to 87% of the monetary policy rate. Financial institutions granting time deposits at this rate will be able to increment the excess LELIQ position in 13% of the average amount of time deposits granted in the previous month, as of September 1, 2020.

Foreign exchange operations. (Communication “A” 7079, 07/30/2020). The BCRA extends until August 31, 2020, the period of validity of regulation stated in Communication “A” 7030 and amendments, which restrict the access of importers to the foreign exchange market.

New subsidized credit lines. (Communication “A” 7082, 08/06/2020). The BCRA stated that financial institutions must grant “Credits at subsidized rates” to all companies that request them, as long as they are in the beneficiary list that will be released by the Federal Administration of Public Revenues (AFIP). The interest rate will be determined according to the year over year increment in the company’s revenues (with a maximum rate of 15%). The Fondo Nacional de Desarrollo Productivo (FONDEP) will recognize an annual nominal rate equivalent to the difference between 15% and the interest rate paid by the company, in line with the previously mentioned limits.

Additionally, financial institutions must grant “Zero rate culture credits”. The AFIP will release the list of eligible beneficiaries, the amount and institution that will grant the loan. The nominal annual rate recognized by the FONDEP to financial institutions will be 15%.

For both credit lines, reserve requirements can be reduced in 60% of the total amount of financings granted. The beneficiaries will not have access to the foreign exchange market, cannot settle securities in foreign currency, nor be granted time deposits at the minimum interest rate.

Glossary

Public Sector Exposure (excl. BCRA): (Public debt with the National and Provincial Government + Loans to the public sector + REPO transactions) / Total Assets

ROE (accumulated): Attributable Net Income / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency.

ROA (accumulated): Attributable Net Income / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency.

ROE (quarterly): Attributable Net Income / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency.

ROA (quarterly): Attributable Net Income / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter end and total assets in the current period, expressed in local currency.

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through profit or loss (excl. Private securities) + Net REPO transactions + Other debt securities (excl. Private securities) / Total Deposits

Efficiency Ratio: (Personnel benefits + Administrative Expenses + Depreciation & Amortization) / (Net Interest Income + Net Income from measurement of Financial Instruments at Fair Value + Foreign exchange and gold gains + Net Fee Income + Insurance activity income + Other net operating income)

Coverage Ratio: Allowances under the Expected Credit Loss model / non-performing portfolio

Cost of Risk: Current period loan loss allowances / Total average loans. Total aveage loans calculated as the average between loans at prior period end, and total loans in the current period.

Balance Sheet

Balance Sheet	BBVA ARG Consolidated			Chg (%)				Proforma (1)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY		2Q20
Assets
Cash and deposits in banks	112,525	154,393	129,846	(27.1%	)	(13.3%	)	112,163
Cash	50,468	39,332	22,636	28.3%		123.0%		50,468
Financial institutions and correspondents	62,057	115,061	107,210	(46.1%	)	(42.1%	)	61,695
B.C.R.A	57,915	110,432	104,904	(47.6%	)	(44.8%	)	57,571
Other local and foreign financial institutions	4,142	4,628	2,306	(10.5%	)	79.6%		4,124
Debt securities at fair value through profit or loss	9,756	9,546	9,409	2.2%		3.7%		9,756
Derivatives	1,057	2,271	2,624	(53.5%	)	(59.7%	)	1,057
Repo transactions	34,267	3,374	8,458	n.m		305.2%		34,267
Other financial assets	6,377	19,592	10,530	(67.4%	)	(39.4%	)	6,241
Loans and other financing	243,226	230,229	266,503	5.6%		(8.7%	)	232,565
Non-financial public sector	0	1	0	(73.7%	)	(66.3%	)	0
B.C.R.A	-	12	0	(100.0%	)	(100.0%	)	-
Other financial institutions	3,504	5,296	10,855	(33.8%	)	(67.7%	)	6,677
Non-financial private sector and residents abroad	239,722	224,920	255,648	6.6%		(6.2%	)	225,887
Other debt securities	81,502	68,237	99,595	19.4%		(18.2%	)	81,502
Financial assets pledged as collateral	10,749	7,182	9,068	49.7%		18.5%		10,748
Current income tax assets	9	0	1	n.m		n.m		9
Investments in equity instruments	1,805	1,909	2,733	(5.5%	)	(34.0%	)	1,805
Investments in subsidiaries and associates	1,229	1,187	3,065	3.5%		(59.9%	)	3,123
Property and equipment	28,270	28,801	32,081	(1.8%	)	(11.9%	)	28,228
Intangible assets	1,068	969	1,002	10.2%		6.5%		1,067
Deferred income tax assets	5,281	7,815	(2,225)	(32.4%	)	337.3%		4,885
Other non-financial assets	4,772	4,515	2,939	5.7%		62.3%		4,660
Non-current assets held for sale	189	189	189	-		(0.0%	)	189
Total Assets	542,080	540,207	575,818	0.3%		(5.9%	)	532,264
Liabilities
Deposits	373,260	345,586	407,150	8.0%		(8.3%	)	372,431
Non-financial public sector	5,463	3,660	5,190	49.3%		5.3%		5,463
Financial sector	300	302	423	(0.9%	)	(29.2%	)	385
Non-financial private sector and residents abroad	367,497	341,624	401,538	7.6%		(8.5%	)	366,583
Liabilities at fair value through profit or loss	-	-	1,651	N/A		(100.0%	)	-
Derivatives	230	349	3,267	(34.3%	)	(93.0%	)	230
Other financial liabilities	28,261	45,132	32,931	(37.4%	)	(14.2%	)	27,841
Financing received from the B.C.R.A. and other financial institutions	5,099	3,822	4,699	33.4%		8.5%		308
Corporate bonds issued	4,203	7,902	6,180	(46.8%	)	(32.0%	)	2,948
Current income tax liabilities	3,238	12,200	6,580	(73.5%	)	(50.8%	)	3,161
Provisions	11,000	11,880	10,625	(7.4%	)	3.5%		10,946
Deferred income tax liabilities	4	-	67	N/A		(93.4%	)	4
Other non-financial liabilities	21,836	19,790	18,496	10.3%		18.1%		21,291
Total Liabilities	447,131	446,661	491,647	0.1%		(9.1%	)	439,161
Equity
Share Capital	613	613	613	-		0.0%		613
Non-capitalized contributions	22,017	22,017	22,006	(0.0%	)	0.1%		22,017
Capital adjustments	15,452	15,452	15,452	(0.0%	)	0.0%		15,452
Reserves	82,448	49,781	49,800	65.6%		65.6%		82,448
Retained earnings	(26,973)	11,022	(15,266)	(344.7%	)	(76.7%	)	(26,973)
Other accumulated comprehensive income	(6,233)	(10,734)	119	41.9%		n.m		(7,008)
Income for the period	5,754	3,244	13,694	77.3%		(58.0%	)	5,754
Equity attributable to owners of the Parent	93,077	91,727	84,123	1.5%		10.6%		93,077
Equity attributable to non-controlling interests	1,872	1,819	48	2.9%		n.m		26
Total Equity	94,949	93,546	84,172	1.5%		12.8%		93,103
Total Liabilities and Equity	542,080	540,207	575,818	0.3%		(5.9%	)	532,264

(1) Excludes consolidation with PSA and VWFS.

Balance Sheet – Foreign currency exposure

Foreign Currency Exposure	BBVA ARG Consolidated			Chg (%)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY
Assets
Cash and deposits in banks	87,054	91,277	89,016	(4.6%	)	(2.2%	)
Debt securities at fair value through profit or loss	0	0	11	43.1%		(97.5%	)
Repos	-	-	8,082	N/A		(100.0%	)
Other financial assets	1,867	1,774	544	5.2%		243.1%
Loans and other financing	32,854	39,849	95,980	(17.6%	)	(65.8%	)
Other financial institutions	1,178	1,116	797	5.6%		47.9%
Non-financial private sector and residents abroad	31,675	38,733	95,183	(18.2%	)	(66.7%	)
Other debt securities	4,194	7,500	16,152	(44.1%	)	(74.0%	)
Financial assets pledged as collateral	6,672	2,525	4,483	164.2%		48.8%
Investments in equity instruments	18	16	26	10.5%		(32.2%	)
Total foreign currency assets	132,658	142,942	214,293	(7.2%	)	(38.1%	)
Liabilities
Deposits	115,988	122,257	194,140	(5.1%	)	(40.3%	)
Non-Financial Public Sector	2,316	2,200	3,887	5.3%		(40.4%	)
Financial Sector	48	46	132	5.2%		(63.4%	)
Non-financial private sector and residents abroad	113,623	120,011	190,121	(5.3%	)	(40.2%	)
Liabilities at fair value through profit or loss	-	-	237	N/A		(100.0%	)
Other financial liabilities	7,853	12,333	12,914	(36.3%	)	(39.2%	)
Financing received from the B.C.R.A. and other financial institutions	544	855	4,687	(36.4%	)	(88.4%	)
Other non financial liabilities	890	1,142	1,459	(22.0%	)	(39.0%	)
Total foreign currency liabilities	125,274	136,587	213,436	(8.3%	)	(41.3%	)

Foreign Currency Net Position - AR$	7,384	6,356	857	16.2%		n.m

Foreign Currency Net Position - USD	105	99	20	6.3%		419.1%

Income Statement

Income Statement	BBVA ARG Consolidated			Chg(%)				Proforma (1)
In millions AR$ - Inflation adjusted	2Q20	1Q20	2Q19	QoQ		YoY		2Q20
Interest income	22,342	25,935	33,805	(13.9%	)	(33.9%	)	21,129
Interest expense	(6,465)	(8,611)	(14,648)	24.9%		55.9%		(5,952)
Net interest income	15,876	17,325	19,157	(8.4%	)	(17.1%	)	15,177
Fee income	6,104	5,691	6,408	7.3%		(4.7%	)	6,103
Fee expenses	(2,996)	(3,715)	(3,560)	19.3%		15.8%		(2,972)
Net fee income	3,109	1,977	2,848	57.3%		9.2%		3,131
Net income from financial instruments at fair value	1,016	1,300	3,100	(21.8%	)	(67.2%	)	1,262
Net loss from write-down of assets at amortized cost and fair value through OCI	(2,067)	(134)	(54)	n.m		n.m		(2,067)
Foreign exchange and gold gains	1,494	1,304	1,914	14.6%		(21.9%	)	1,503
Other operating income	1,142	1,095	6,450	4.3%		(82.3%	)	1,168
Loan loss allowances	(2,646)	(1,711)	(2,594)	(54.7%	)	(2.0%	)	(2,612)
Net operating income	17,925	21,156	30,820	(15.3%	)	(41.8%	)	17,561
Personnel benefits	(3,966)	(4,678)	(4,756)	15.2%		16.6%		(3,890)
Administrative expenses	(3,831)	(3,783)	(3,548)	(1.3%	)	(8.0%	)	(3,768)
Depreciation and amortization	(843)	(867)	(696)	2.8%		(21.0%	)	(837)
Other operating expenses	(2,585)	(3,525)	(8,944)	26.6%		71.1%		(2,718)
Operating income	6,700	8,303	12,876	(19.3%	)	(48.0%	)	6,349
Income from associates and joint ventures	188	29	278	n.m		(32.5%	)	258
Income from net monetary position	(2,285)	(2,765)	(2,118)	17.4%		(7.8%	)	(2,126)
Income before income tax	4,603	5,567	11,036	(17.3%	)	(58.3%	)	4,480
Income tax	(2,046)	(2,293)	(2,478)	10.8%		17.4%		(1,945)
Income for the period	2,557	3,274	8,558	(21.9%	)	(70.1%	)	2,535
Income for the period attributable to:
Owners of the parent	2,510	3,244	8,563	(22.7%	)	(70.7%	)	2,510
Non-controlling interests	47	30	(4)	58.4%		n.m		26

Other comprehensive income	1,927	1,216	(4,654)	58.4%		141.4%		1,926

(1) Excludes consolidation with PSA and VWFS.

Ratios

Quarterly Annualized Ratios	BBVA ARG consolidated			Chg(bps)
	2Q20	1Q20	2Q19	QoQ	YoY
Profitability
Efficiency Ratio	47.4%	47.4%	36.1%	1 pbs	1,130 pbs
ROA	1.9%	2.5%	5.8%	(61)pbs	(394)pbs
ROE	10.9%	14.6%	40.9%	(369)pbs	(3,000)pbs
Liquidity
Liquid assets / Total Deposits	63.7%	68.1%	60.7%	(436)pbs	309 pbs
Capital
Regulatory Capital Ratio	21.9%	21.8%	19.4%	10 pbs	249 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.2%	21.2%	18.7%	8 pbs	252 pbs
Asset Quality
Total non-performing portfolio / Total portfolio	1.56%	2.78%	2.66%	(122)pbs	(111)pbs
Allowances /Total non-performing portfolio	269.38%	186.91%	110.43%	8,246 pbs	15,895 pbs
Cost of Risk	3.99%	2.58%	3.38%	142 pbs	61 pbs

Accumulated Annualized Ratios	BBVA ARG consolidado			Chg(bps)
	2Q20	1Q20	2Q19	QoQ	YoY
Profitability
Efficiency Ratio	47.4%	47.4%	38.7%	1 pbs	869 pbs
ROA	2.2%	2.5%	5.0%	(28)pbs	(277)pbs
ROE	12.8%	14.6%	34.4%	(175)pbs	(2,158)pbs
Liquidity
Liquid assets / Total Deposits	63.7%	68.1%	60.7%	(436)pbs	309 pbs
Capital
Regulatory Capital Ratio	21.9%	21.8%	19.4%	10 pbs	249 pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	21.2%	21.2%	18.7%	8 pbs	252 pbs
Asset Quality
Total non-performing portfolio / Total portfolio	1.56%	2.78%	2.7%	(122)pbs	(111)pbs
Allowances /Total non-performing portfolio	269.38%	186.91%	110.43%	8,246 pbs	15,895 pbs
Cost of Risk	6.47%	2.58%	5.59%	389 pbs	88 pbs

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

investorelations-arg@bbva.com

ir.bbva.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: August 25, 2020	By:	/s/ Ernesto Gallardo Jimenez
		Name:	Ernesto Gallardo Jimenez
		Title:	Chief Financial Officer